Filed by OpGen, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OpGen, Inc.

Commission File No: 001-37367

Date: March 19, 2020

200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 P: 973.873.7700 F: 973.338.1430 www.allianceadvisors.com

Date

Urgent Reminder

Dear OpGen Inc. Stockholder:

Our records indicate your vote has not yet been received for the 2020 Special Meeting of Stockholders which has been adjourned until March 30, 2020.

We are pleased that the leading independent proxy advisory firm, Institutional Shareholder Services, Inc. (ISS) recommended that holders vote with the board’s recommendation, in favor of all proposals.

 Stockholders are reminded that their vote is extremely important, no matter how many or how few shares they own.

The fastest and easiest way to vote is to call 800-574-6217 and speak with one of our proxy specialists between the hours of 9:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday and 10:00 a.m. and 6:00 p.m. Eastern Time, Saturday and Sunday.

 Thank you in advance for your support.

Sincerely,

/s/ Melissa Calson
Melissa Carlson

Vice President

Additional Information and Where to Find It

In connection with the transactions contemplated by the Implementation Agreement (the definitive agreement related to the proposed business combination between the Company and Curetis GmbH), a Registration Statement on Form S-4 (File No. 333-234657) has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”). Investors and security holders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement that forms a part of the registration statement. Such documents contain important information about the proposed transaction. The definitive proxy statement was first mailed to stockholders of the Company on or about January 27, 2020. This communication is not a substitute for the registration statement, the proxy statement or any other document that OpGen may send to its stockholders in connection with the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from the Company at its website, www.opgen.com.